E B

SEC

19008096

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert W. Baird & Co. Incorporated. ("the Company")

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 E Wisconsin Avenue
(No. and Street)

Milwaukee	Wisconsin	53202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Kopischkie (414) 298-1894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph St.	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Terrance Maxwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert W. Baird & Co. Incorporated. ("the Company"), as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

State of Wisconsin
County of Milwaukee

Notary Public Commission expires January 10, 2020

NOTARY PUBLIC JULIANE E. CASWELL STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2018 and 2017
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Robert W. Baird & Co. Incorporated

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors
Robert W. Baird & Co. Incorporated:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statements of financial condition of Robert W. Baird & Co. Incorporated and subsidiaries (the Company) as of December 31, 2018 and 2017, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in note 2 to the financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606)*.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2017.

Chicago, Illinois
February 26, 2019

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition
As of December 31, 2018 and 2017

(In Thousands)

Assets	December 31 2018	December 31 2017
Cash and Cash Equivalents	$ 468,361	$ 372,802
Cash Segregated Under Federal Regulations	234,000	110,000
Cash Held by Baird Private Equity Partnerships	-	412
Securities Purchased Under Agreements to Resell	2,331	2,640
Deposits with Clearing Organizations	39,406	46,252
Receivables:		
Clients	180,870	201,829
Brokers and Dealers	323,986	199,297
Deposits Paid on Securities Borrowed	215,235	425,016
Notes Receivable, Net	120,590	104,899
Other	231,803	208,864
	1,072,484	1,139,905
Securities Owned, at Fair Value (includes $512,865 and $665,662 pledged as collateral, respectively)	816,282	999,527
Furniture, Equipment, Leasehold Improvements and Capital Leases, Less Accumulated Depreciation and Amortization of $109,506 and $141,427, respectively	100,483	76,399
Goodwill	98,332	89,229
Intangible Assets, Less Accumulated Amortization of $16,850 and $15,719, respectively	16,882	16,726
Deferred Tax Asset, Net	3,222	-
Other Assets	40,069	57,570
Total Assets	$ 2,891,852	$ 2,911,462

See accompanying notes to the consolidated statements of financial condition.

Robert W. Baird & Co. Incorporated

Consolidated Statements of Financial Condition (Continued)
As of December 31, 2018 and 2017

(In Thousands)

Liabilities and Stockholders' Equity	December 31 2018	December 31 2017
Liabilities:		
Money Borrowed:		
Book Credit Balances in Bank Accounts	$ 41,445	$ 5,783
Securities Sold Under Agreements to Repurchase	511,394	663,925
Payables:		
Clients	220,597	189,841
Brokers and Dealers	25,088	14,739
Deposits Received on Securities Loaned	1,524	1,793
	247,209	206,373
Securities Sold, Not Yet Purchased, at Fair Value	512,576	586,058
Deferred Tax Liability, Net	-	12,430
Accounts Payable, Accrued Expenses and Other Liabilities	639,486	513,714
Subordinated Liabilities	145,339	175,032
Total Liabilities	2,097,449	2,163,315
Stockholders' Equity:		
Common Stock; $1 stated par value; 72,450,000 shares authorized and 26,501,574 shares issued as of December 31, 2018 and 2017. 26,454,488 shares outstanding as of December 31, 2018 and 2017.	26,502	26,502
Additional Paid-In Capital	214,176	196,184
Retained Earnings	557,344	527,633
Treasury Stock, at Cost	(1,486)	(1,486)
Accumulated Other Comprehensive Loss	(2,133)	(1,044)
Total Robert W. Baird & Co. Incorporated Stockholders' Equity	794,403	747,789
Noncontrolling Interests in Baird Private Equity Partnerships	-	358
Total Stockholders' Equity	794,403	748,147
Total Liabilities and Stockholders' Equity	$ 2,891,852	$ 2,911,462

See accompanying notes to the consolidated statements of financial condition.

(In Thousands, Except Share and Per Share Amounts)

1. Organization and Description of Business

The consolidated statements of financial condition include Robert W. Baird & Co. Incorporated (RWB), Baird Insurance Services, a wholly owned general insurance agency subsidiary, and RWB's consolidated private equity partnerships as more fully discussed in footnote 15, Private Equity Consolidation (together, the Company). The consolidated private equity partnerships follow Accounting Standards Codification ASC 946, *Financial Services – Investment Companies*. The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940, and is also a member of the Financial Industry Regulatory Authority (FINRA) and various securities exchanges. As of February 24, 2018, the Company is no longer a member of the National Futures Association (NFA) and is no longer registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation (BFC), which is a wholly-owned subsidiary of Baird Holding Company (BHC), which is a wholly-owned subsidiary of Baird Financial Group, Inc. (BFG or the Parent).

The Company owns a 48% interest in Baird UK Ltd. (Baird UK), located principally in London, England in which it applies the equity method of accounting. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity services. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited, based in London and regulated by the Financial Conduct Authority (FCA), which is engaged in transatlantic merger and acquisition advisory services and institutional U.S. equity sales; Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in transatlantic merger and acquisition advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom (UK). The Company enters into revenue allocation agreements with Robert W. Baird Limited, Robert W. Baird GmbH and Baird Capital Partners Europe as more fully discussed in footnote 4, *Related Party Transactions*.

2. Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its consolidated statements of financial condition:

(a) Estimates

The preparation of the consolidated statements of financial condition in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statements of financial condition. Actual results may differ from those estimates. Certain prior period amounts have been reclassified to conform to current year's presentation.

(b) Cash and Cash Equivalents

Cash Equivalents includes money market funds and short-term investments with maturities of generally three months or less at the time of purchase.

(c) Cash Segregated Under Federal Regulations

Cash segregated under federal regulations represents cash segregated in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3.

(d) Cash Held by Baird Private Equity Partnerships

Cash held by Baird private equity partnerships represents cash and cash equivalents held by consolidated private equity partnerships. Such amounts are not available to fund the general liquidity needs of RWB.

(e) Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

The Company enters into short-term securities purchased under agreements to resell (reverse repurchase agreements) and short-term securities sold under agreements to repurchase (repurchase agreements). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are recorded at contractual amounts. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and municipal and corporate obligations. Interest receivable and interest payable are included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statements of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Refer to footnote 18, *Collateralized Transactions* for additional information on collateralized transactions.

(f) Receivables and Payables

The timing of revenue recognition may differ from the timing of payment by our clients. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

Clients
Clients Receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company. Receivables from clients are generally collateralized by securities owned by the clients. Payables include amounts owed to clients on cash and margin transactions.

Brokers and Dealers Receivables and Payables
Brokers and Dealers Receivables and Payables include amounts receivable and payable to clearing organizations, and receivable and payable to other brokers and dealers for securities failed-to-deliver or receive, trade date adjustment on trades not yet settled and trade date commissions on trades not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned
Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned are reported as collateral financings and are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or returned as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statements of Financial Condition.

Notes Receivable, Net
Notes Receivable, Net are loans or paid advances to associates primarily for recruiting purposes. These associate advances are generally forgiven over a three to nine year period. In determining the allowance for doubtful accounts related to those advances, management considers a number of factors including amounts due from associates, the number of terminated associates, as well as the Company's historical loss experience. The outstanding balance of loans to financial advisors is presented on the Consolidated Statements of Financial Condition, net of the allowance for doubtful accounts. This involves the use of estimates and the actual amounts may be materially different than the recorded amounts.

Refer to footnote 4, *Related Party Transactions* for further information.

Contract Receivables and Payables
The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

We capitalize costs to fulfill contracts associated with investment banking and fixed income advisory and underwriting engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized as expense at the point in time that the related revenue is recognized. We also have capitalized costs to fulfill contracts associated with Baird private equity partnership management fees where the associated revenue is recognized over the life of the partnership and the costs are determined to be recoverable.

Other Receivables
Other Receivables includes receivables from contracts with customers, receivables from affiliates, interest on securities owned and tenant improvement allowances.

Refer to footnote 18, *Collateralized Transactions* for additional information on collateralized transactions.

(g) Fair Value Measurements

The Company follows (ASC) Topic 820, *Fair Value Measurements (ASC Topic 820)*. ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.
Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available in the circumstances. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify our fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of securities owned is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company's valuation of securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within other securities within the fair value hierarchy table and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation.

Investments in U.S government and agency obligations, municipal obligations, private label mortgage backed securities, other asset backed securities, corporate obligations and auction rate securities, which include securities issued by municipalities and auction rate preferred securities issued by closed end mutual funds, are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company makes investments in certain private companies which are included within other securities within the fair value hierarchy table and are generally fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. Under the income approach fair value may be determined by discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable, and thus are included within Level III of the fair value hierarchy.

When the Company is not determined to be the primary beneficiary of a Variable Interest Entity (VIE), it does not consolidate the private equity partnership. In these cases, the Company's investment in the private equity partnership is recorded at the value of its capital balance or net asset value (NAV). The Company utilizes NAV to determine fair value when the partnership does not have a readily determinable fair value, the NAV of the partnership is calculated in a manner consistent with the measurement principles of investment company accounting, including measuring the underlying investments at fair value, and it is not probable that the Company will sell the investment at an amount other than NAV. The NAV is calculated based on the Company's proportionate share of the net assets of the partnership. Investments valued using NAV are not included within the fair value hierarchy. The Company's investments in unconsolidated private equity partnerships are included within Securities Owned at Fair Value on the Consolidated Statements of Financial Condition.

The Company employs specific control processes to determine the reasonableness of the fair value of its securities owned and securities sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

Cash and cash equivalents, cash segregated under federal regulations, cash held by Baird private equity partnerships, deposits with clearing organizations and receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money borrowed, payables, accounts payable, accrued expenses and other liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature. Securities either purchased or sold under agreements to resell or repurchase are recorded at contractual amounts, plus accrued interest.

Refer to footnote 9, *Fair Value of Financial Instruments* for further information.

(h) <u>Subordinated Liabilities</u>

Subordinated liabilities are comprised of notes payable to BFC, David T. Griffith Revocable Trust and RWB associates in accordance with the Baird Financial Advisors Deferred Compensation Plan (FADCP).

Refer to footnote 14, *Compensation and Retirement Plans* for further information on the Baird FADCP.

(i) <u>Income Taxes</u>

Certain income and expense items are accounted for in different periods for financial reporting purposes than for income tax purposes. Appropriate provisions are made in the Company's consolidated statements of financial condition for deferred income taxes in recognition of these temporary differences.

Refer to footnote 12, *Income Taxes* for further information.

(j) Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, equipment, leasehold improvements, and capital leases are recorded at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, or the term of the lease, whichever is shorter, which range from three years for software and computer equipment to ten years for certain leasehold improvements.

Furniture, equipment, leasehold improvements, and capital leases are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable.

Refer to footnote 6, *Furniture, Equipment, Leasehold Improvements and Capital leases* for more information on additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset and are capitalized.

(k) Goodwill and Intangible Assets

The Company follows Accounting Standards Update (ASU) 2017-04, *Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments. The standard was applied prospectively. Prior to adoption, the Company was required to assess the fair value of each reporting unit (Step 1). If the carrying amount exceeded the fair value of a reporting unit, the Company was required to assess the implied fair value of goodwill (Step 2). This required the Company to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amended guidance, the Company should perform its annual goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value. The amount of the impairment should not exceed the goodwill allocated to that reporting unit.

The Company follows ASC Topic 350, *Intangibles – Goodwill and Other* (ASC Topic 350). ASC Topic 350 states that goodwill shall not be amortized. Instead goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more-likely-than-not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more-likely-than-not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform the two-step impairment test for that reporting unit. The Company has determined its reporting units to align with its five distinct business units: private wealth management, equity capital markets, fixed income capital markets, asset management and principal investments.

(In Thousands, Except Share and Per Share Amounts)

As of September 30, 2018 and September 30, 2017, the Company performed a quantitative evaluation of its goodwill by performing a fair value assessment for each reporting unit where goodwill was assigned. In performing the fair value assessment for each reporting unit, the Company used a combination of the income approach and market approach. Under the income approach, the Company uses a discounted cash flow model to determine the fair value of each reporting unit, and under the market approach the Company determines the fair value of each reporting unit based on a combination of multiples of earnings of guideline companies in the brokerage and capital markets industry that are publicly traded and the book value of comparable transactions. The estimated fair value of each reporting unit resulting from each of these valuation approaches is dependent upon the estimates of future business unit revenues and expenses, which are subject to critical assumptions regarding the nature and health of the financial markets in future years as well as the discount rate to apply to the projected future cash flows. The Company uses significant judgment in determining the weight assigned to the outcome of each of the valuation approaches in determining the fair value for each reporting unit.

For each of the reporting units evaluated, the Company determined that the fair value of the reporting unit exceeded its carrying value and therefore the Company did not recognize any goodwill impairment during the years ended December 31, 2018 and December 31, 2017.

Intangibles with finite lives are amortized on a straight-line basis over their respective useful lives, and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible impairment during the years ended December 31, 2018 and December 31, 2017.

See footnote 7, *Goodwill and Intangible Assets* for further information.

(l) Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the current exchange rate. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income (Loss), a separate component of Stockholders' Equity on the Consolidated Statements of Financial Condition. These gains or losses are the only component of Accumulated Other Comprehensive Income (Loss).

(m) Commitments and Contingencies and Legal Liabilities

The Company regularly enters into office space and other equipment lease arrangements, some of which are non-cancelable for the term of the lease. In addition, the Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations.

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of a possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statements of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss in the client's account, the basis and validity of the claim, the possibility of wrongdoing by an associate, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Consolidated Statements of Financial Condition and is recognized as either a charge, or a credit, to net income in that period. The actual costs of resolving legal proceedings may be materially different than the recorded liability amounts for those matters.

Refer to footnote 17, *Commitments and Contingencies* for further information.

(n) Consolidation

The Consolidated Statements of Financial Condition include the accounts of those entities in which the Company has a controlling financial interest or is the primary beneficiary of a Variable Interest Entity (VIE). In determining which entities are required to be consolidated, the Company first evaluates whether each entity is a voting interest entity or VIE.

Voting interest entities are entities that have (i) total equity investment at risk sufficient to fund expected future operations independently, and (ii) equity holders that have the obligation to absorb losses or receive residual returns and the right to make decisions about the entity's activities. For private equity partnerships this generally exists when limited partners have substantive participation and/or kick-out rights. The Company consolidates voting interest entities when it has a controlling financial interest, which is generally ownership of a majority of the voting interest.

VIEs are entities that lack one or more of the characteristics of a voting interest entity. The Company consolidates VIEs when it is determined to be the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct activities that most significantly impact the economic performance of the VIE, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. In determining if the Company is the primary beneficiary of a VIE both qualitative and quantitative analysis are performed including, analysis of the VIE control structure, including rights of other interest holders, expected benefits and losses and residual returns, contractual terms, ownerships interests and design of the VIE.

(In Thousands, Except Share and Per Share Amounts)

All material intercompany accounts and transactions have been eliminated in consolidation.

(o) Noncontrolling Interests in Baird Private Equity Partnerships

Noncontrolling Interests in Baird Private Equity Partnerships represent the component of partnership capital in consolidated entities held by third party investors.

(p) Upcoming Accounting Pronouncements

In February 2016, ASU 2016-02, *Right-Of-Use Asset and Lease Liability* was issued, which requires lessees to recognize leases on-balance sheet for all leases with the exception of short-term leases. New qualitative and quantitative disclosures are also required to provide information about amounts recorded on the Consolidated Statements of Financial Condition. ASU 2016-02 was subsequently amended by ASU No. 2018-01, *Land Easement Practical Expedient for Transition to Topic 842*; ASU No. 2018-10, *Codification Improvements to Topic 842, Leases*; and ASU No. 2018-11, *Targeted Improvements*. ASC Topic 842 establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition.

ASC Topic 842 is effective for the Company on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The Company will adopt the ASC Topic 842 on January 1, 2019 and use the effective date as the date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019.

ASC Topic 842 provides a number of optional practical expedients in transition. The Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard the prior conclusions regarding lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to the Company.

(In Thousands, Except Share and Per Share Amounts)

The Company expects that this standard will have a material effect on the Consolidated Statements of Financial Condition. While the Company continues to assess all of the effects of adoption, the Company currently believes the most significant impact relates to (1) the recognition of new ROU assets and lease liabilities on the Consolidated Statements of Financial Condition for our operating leases, primarily office and computer leases; and (2) providing significant new disclosures about our leasing activities. The Company does not expect a significant change in its leasing activities prior to adoption. On adoption, the Company currently expects to: Recognize additional ROU assets of approximately $206,000,000, and corresponding operating liabilities of approximately $206,000,000, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases. Any gains or losses associated with the adoption will be recognized as an adjustment to opening retained earnings as of the effective date based on the modified retrospective transition adjustment and will not have a material impact on the Consolidated Statements of Financial Condition.

ASC Topic 842 also provides practical expedients for an entity's ongoing accounting. The Company currently expects revenue to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, the Company will not recognize ROU assets or lease liabilities, including not recognizing ROU assets or lease liabilities for existing short-term leases of those assets in transition.

In June 2016, ASU 2016-13, *Financial Instruments – Credit Losses* was issued, which significantly changes how entities measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The standard replaces the current "incurred loss" model for measuring credit losses with an "expected loss" model. The standard is effective for annual and interim periods beginning after December 15, 2020. Early adoption is permitted beginning with annual periods beginning after December 15, 2018. The standard must be adopted as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the standard is effective. The Company is currently evaluating the impact of the new standard on its Consolidated Statements of Financial Condition.

In August 2018, ASU 2018-15, *Intangibles – Goodwill and Other – Internal Use Software: Customers Accounting for Implementation Costs Incurred in Cloud Computing Arrangement That Is a Service Contract* was issued. The guidance amends the definition of a hosting arrangement and requires that the customer in a hosting arrangement that is a service contract, capitalize certain implementation costs as if the arrangement was an internal-use software project. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its Consolidated Statements of Financial Condition.

In August 2018, ASU 2018-13, *Disclosure Framework – Changes to the Disclosure Requirement for Fair Value Measurement* was issued. The objective of this guidance is to improve the effectiveness of disclosure requirements on fair value measurement by eliminating certain disclosure requirements for fair value measurements for all entities, requiring public entities to disclose certain new information and modifying some disclosure requirements. The standard is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of the new standard on its Consolidate Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

(q) Newly Effective Accounting Pronouncements

Effective January 1, 2018, the Company adopted ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606),* which provides accounting guidance on the recognition of revenues from contracts with customers. The core principal of the standard is that the Company recognizes revenue at an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring services to the client. The standard is applied using a five-step model whereby the Company is required to review and identify within the contract: the customer, the specific performance obligations and the contract price. Once identified, the Company must allocate the contract price to the specific performance obligations identified and determine what point in time or period of time best to recognize revenue. As a result of the implementation of ASC Topic 606, there was an immaterial impact relating to the recognition of carried interest of the Company's investment in Baird private equity funds and recognition of commissions expense paid to financial advisors when clients invest into the Company's Private Equity Funds. ASC Topic 606 was adopted using the modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. The adoption of ASC Topic 606 resulted in a reduction to beginning retained earnings of $1,035 after-tax as a cumulative effect of adoption of an accounting change. ASC Topic 606 is reflected in the Consolidated Statements of Financial Condition.

3. Merger of MGIS

On December 10, 2018 (Merger Date), the net assets of M. Griffith Investments Services (MGIS) were contributed to RWB by BFC. ASC 805, *Business Combinations* (ASC Topic 805) requires the entity receiving the assets and liabilities to initially measure them at their carrying amounts at the date of the transfer.

As part of the transfer of MGIS assets into RWB, RWB recorded $9,103 of goodwill and $1,208 of intangible assets in the Consolidated Statements of Financial Condition. The goodwill is primarily attributable to the transfer of MGIS workforce (which is not eligible for separate recognition as an identifiable intangible asset) and the expected synergy benefits of adding MGIS clients to the existing RWB platform. MGIS was acquired by BFC in September 2018.

4. Related Party Transactions

Pursuant to certain transfer pricing agreements in place, certain investment banking revenue is allocated between the Company and its Baird UK and German affiliates (Robert W. Baird GmbH). The Company reviews the terms of these agreements annually.

Pursuant to a fully disclosed clearing agreement in place, the Company provides trade execution and research services to its UK affiliate. In 2017, Baird UK and the Company revised the transfer pricing agreement in place to allocate revenue and the associated trade execution and research services based on a cost-plus mark-up model.

Baird Asia Limited, a wholly owned subsidiary of BFC, provides investment banking and private equity services to RWB.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2018 and 2017

(In Thousands, Except Share and Per Share Amounts)

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated Baird private equity partnerships under management agreements (together, Affiliated Funds). Receivables from unconsolidated Affiliated Funds were $5,627 and $6,697 at December 31, 2018 and 2017, respectively, and are included within Receivables Other on the Consolidated Statements of Financial Condition.

The Company has invested $17,146 and $15,971 into Affiliated Funds at December 31, 2018 and 2017, respectively, which is included within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition. The Company has remaining commitments of $632 and $640 to invest into Affiliated Funds as of December 31, 2018 and 2017, respectively.

Other amounts receivable from affiliates includes $97,933 and $66,575 at December 31, 2018 and 2017, respectively, which is included within Receivables Other on the Consolidated Statements of Financial Condition. Amounts receivable from affiliates are primarily related to receivables from BFC related to stock transactions, including stock purchases, redemptions and dividends which RWB processes on behalf of the ultimate parent company, BFG.

Other amounts payable to affiliates relating to certain transfer pricing agreements include $544 and $2,034 at December 31, 2018 and 2017, respectively, which is included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition.
Amounts receivable from associates, including the related allowance for doubtful accounts as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Notes Receivable	$ 127,453	$ 111,989
Allowance for Doubtful Accounts	(6,863)	(7,090)
Notes Receivable, Net	$ 120,590	$ 104,899

(In Thousands, Except Share and Per Share Amounts)

5. Receivables and Payables

Amounts receivable from and payable to brokers and dealers and clearing organizations as of December 31, 2018 and 2017, consist of the following:

	2018	2017
Securities Failed-to-Deliver	$ 10,544	$ 20,321
Receivable for Net Unsettled Inventory Sales	311,672	177,641
Commissions Receivable	1,770	1,335
Receivables from Brokers and Dealers	$ 323,986	$ 199,297

	2018	2017
Securities Failed-to-Receive	$ 23,688	$ 14,739
Other Payables to Broker and Dealers	1,400	-
Payables to Brokers and Dealers	$ 25,088	$ 14,739

Securities failed-to- receive and-deliver represent the contract values of securities that have not been delivered or received on settlement date.

(In Thousands, Except Share and Per Share Amounts)

6. Furniture, Equipment, Leasehold Improvements, and Capital Leases

Furniture, Equipment, Leasehold Improvements, and Capital Leases as of December 31, 2018 and 2017 consist of the following:

	2018	2017
Furniture and Fixtures	$ 50,171	$ 45,528
Equipment	40,207	52,808
Software	15,786	29,948
Leasehold Improvements	102,493	84,663
Capital Leases	1,332	4,879
Total Fixed Assets	209,989	217,826
Less:		
Accumulated Depreciation	(108,917)	(136,780)
Accumulated Amortization	(589)	(4,647)
Total Accumulated	(109,506)	(141,427)
Furniture, Equipment, Leasehold Improvements and Capital Leases, Net	$ 100,483	$ 76,399

7. Goodwill and Intangible Assets

The following table provides a rollforward of the Company's intangible assets by type:

	Useful Life	January 1, 2017	Additions	Accumulated Amortization	December 31, 2017
Goodwill	N/A	$ 89,229	$ -	$ -	$ 89,229
Finite Life Intangibles					
Client lists	5-20 Years	21,745	154	(14,629)	7,270
Leasehold Improvements	6 Years	308	-	(177)	131
Indefinite Life Intangibles					
Trade Names	N/A	9,325	-	-	9,325
Intangible Assets		$ 31,378	$ 154	$ (14,806)	$ 16,726

(In Thousands, Except Share and Per Share Amounts)

	Useful Life	January 1, 2018	Additions	Accumulated Amortization	December 31, 2018
Goodwill	N/A	$ 89,229	$ 9,103	$ -	$ 98,332
Finite Life Intangibles					
Client lists	5-20 Years	21,899	1,287	(15,709)	7,477
Leasehold Improvements	6 Years	308	-	(228)	80
Indefinite Life Intangibles					
Trade Names	N/A	9,325	-	-	9,325
Intangible Assets		$ 31,532	$ 1,287	$ (15,937)	$ 16,882

8. Money Borrowed

(a) Bank Loans

At December 31, 2018 and 2017, the Company had available a $350,000 and $250,000, respectively, committed line of credit in which the lenders are represented by a number of financial institutions. The line of credit has a one-year term maturing on September 27, 2019. The Company intends to renew the line of credit for an additional one-year term prior to the maturity date. The interest rate on the line of credit is variable based on one-month LIBOR plus a spread of 1.50%. The weighted average interest rate on the line of credit during the years ended December 31, 2018 and 2017 was 3.52% and 2.62%, respectively. At December 31, 2018 and 2017, there were no amounts outstanding on the available line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $41,445 and $5,783 at December 31, 2018 and 2017, respectively, in net credit balances at certain banks with which it does business.

9. Revenues from Contracts with Customers

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance:

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The contract price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking advisory fees that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the contract price at December 31, 2018.

Amounts receivable related to revenues from contracts with customers as of December 31, 2018 were $55,850 and are included in Receivables, Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and has determined no allowance was required as of December 31, 2018.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statements of Financial Condition
December 31, 2018 and 2017

(In Thousands, Except Share and Per Share Amounts)

Contract Costs: The Company capitalizes costs to fulfill contracts associated with investment banking and fixed income advisory and underwriting engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized as expense at the point in time that the related revenue is recognized. The Company also has capitalized costs to fulfill contracts associated with Baird private equity partnership management fees where the associated revenue is recognized over the life of the partnership and the costs are determined to be recoverable.

Amounts capitalized related to revenues from contracts with customers as of December 31, 2018 were $6,257 and are included in Receivable, Other on the Consolidated Statements of Financial Condition. The Company has separately evaluated the risk of uncollectability and have determined no allowance was required as of December 31, 2018.

(In Thousands, Except Share and Per Share Amounts)

10. Fair Value of Financial Instruments

The following table summarizes the fair value of financial instruments as of December 31, 2018:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 430,000	$ -	$ -	$ 430,000
Securities Owned				
U.S. Government and Agency Obligations	$ -	472,924	$ -	472,924
Municipal Obligations	-	153,629	-	153,629
Private Label Mortgage Backed Securities	-	47,824	-	47,824
Other Asset Backed Securities	-	24,646	-	24,646
Corporate Obligations	-	28,887	-	28,887
Mutual Funds	73,843	-	-	73,843
Auction Rate Securities	-	-	75	75
Other Securities[1]	2,553	-	10,834	13,387
Investments Measured at NAV [2]	-	-	-	1,067
Total Securities Owned	$ 76,396	$ 727,910	$ 10,909	$ 816,282
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 11,372	$ -	$ 11,372
U.S. Government and Agency Obligations	-	466,135	-	466,135
Corporate Obligations	-	35,028	-	35,028
Other Securities[1]	41	-	-	41
Total Securities Sold, Not Yet Purchased	$ 41	$ 512,535	$ -	$ 512,576

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes the fair value of financial instruments as of December 31, 2017:

	Level I	Level II	Level III	Total
Cash Equivalents				
Money Market Funds	$ 280,000	$ -	$ -	$ 280,000
Securities Owned				
Certificates of Deposit	$ -	$ 452	$ -	$ 452
U.S. Government and Agency Obligations	-	447,289	-	447,289
Municipal Obligations	-	133,740	-	133,740
Private Label Mortgage Backed Securities	-	45,069	-	45,069
Other Asset Backed Securities	-	32,757	-	32,757
Corporate Obligations	-	244,484	-	244,484
Mutual Funds	79,616	-	-	79,616
Auction Rate Securities	-	-	210	210
Other Securities[(1)]	4,610	746	8,471	13,827
Investments Measured at NAV [(2)]	-	-	-	2,083
Total Securities Owned	$ 84,226	$ 904,537	$ 8,681	$ 999,527
Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 5,279	$ -	$ 5,279
U.S. Government and Agency Obligations	-	447,975	-	447,975
Corporate Obligations	-	126,856	-	126,856
Other Securities[(1)]	5,703	245	-	5,948
Total Securities Sold, Not Yet Purchased	$ 5,703	$ 580,355	$ -	$ 586,058

[(1)] Other Securities in Level I consist primarily of corporate stocks. Other securities in Level II consist of options whose value is derived by the value of the underlying security value. Other securities in Level III consist of the Company's membership investment in DTCC stock and certain other private companies.

[(2)] In accordance with ASU 2015-07, *Disclosures for Investment in Certain Entities that Calculate Net Asset Value per Share,* which eliminated the requirement to categorize in the fair value hierarchy investments measured using the NAV practical expedient. As such, the Company has removed those investments that are valued using the NAV practical expedient from the fair value hierarchy table and included them as reconciling items to Securities Owned on the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes the change in fair values of Level III assets during 2018 and 2017:

	Auction Rate Securities	Other Securities	Total
Balance, January 1, 2017	$ 257	$ 5,731	$ 5,988
Purchases	-	191	191
Sales/Pay-downs	-	(238)	(238)
Unrealized Gains/(Losses)	(47)	2,787	2,740
Balance, December 31, 2017	$ 210	$ 8,471	$ 8,681
Purchases	-	843	843
Sales/Pay-downs	-	(142)	(142)
Unrealized Gains/(Losses)	(135)	1,662	1,527
Balance, December 31, 2018	$ 75	$ 10,834	$ 10,909
Change in Unrealized Gain/(Loss) on Securities Still Held as of December 31, 2018	$ (135)	$ 1,662	$ 1,527

There were no transfers between Level I, Level II or Level III during the years ended December 31, 2018 and 2017.

(In Thousands, Except Share and Per Share Amounts)

The following tables summarize quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets for the years ended December 31, 2018 and 2017 which are included in Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition:

	2018			
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Auction Rate Securities	$ 75	Recent trades	Trades in inactive markets of in-portfolio securities	100% of par
Other Securities	$ 10,834	Market comparable companies	EBITDA multiple	7.0

	2017			
Auction Rate Securities	$ 210	Recent trades	Trades in inactive markets of in-portfolio securities	94% of par - 100% of par (99% of par)
Other Securities	$ 8,471	Market comparable companies	EBITDA multiple	7.0

For auction rate securities the significant unobservable input used in the fair value measurement relates to judgments regarding whether the level of observable trading activity is sufficient to conclude the markets are active. Where insufficient levels of trading activity are determined to exist as of the reporting date, management's assessment of how much weight to apply to trading prices in inactive markets may vary, and significantly impacts the fair value measurement of auction rate securities.

For Other Securities where the market comparable companies' approach is used, a significant increase or decrease in the EBITDA, revenue or net income multiples in isolation could result in a materially different fair value measurement, respectively. Included within Other Securities is also the Company's membership investment in DTCC, which is valued by data provided by DTCC.

(In Thousands, Except Share and Per Share Amounts)

11. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (net capital rule) under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker and dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2018 and 2017, the Company's net capital percentage was 144% and 114%, respectively, of aggregate debit items; and net capital, as defined, was $245,381 and $245,232, respectively, which was $241,962 and $240,919, respectively, in excess of the required minimum amount. At December 31, 2018 and 2017, net capital after anticipated withdrawals as a percentage of aggregate debits was 117% and 106%, respectively.

As a registered IB, the Company was also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company was required to maintain the amount of net capital required by Rule 15c3-1 (a) of the Securities and Exchange Commission.

12. Subordinated Liabilities

At December 31, 2018, the Company had $145,339 of subordinated notes, including $76,800 payable to BFC, $1,300 payable to David T. Griffith Revocable Trust, and $67,239 payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2018. At December 31, 2017, the Company had $175,032 of subordinated notes, including $110,300 payable to BFC, and $64,732, payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2017.

(In Thousands, Except Share and Per Share Amounts)

The following schedule discloses the major components of subordinated debt including repayment terms:

	2018	2017
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due November 2018. Quarterly principal payments began in February 2015.	$ -	$ 23,500
Subordinated Note, fixed interest rate (5.0%, plus 1 month LIBOR), due January 2019. No principal payments until maturity.	1,300	-
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due May 2019. Quarterly principal payments began in August 2015.	7,800	11,800
Subordinated Note, variable interest rate (7.5%, plus 3 month LIBOR), due November 2020. Quarterly principal payments began in February 2018.	39,000	45,000
Subordinated Note, variable interest rate (5.0%, plus 1 month LIBOR), due August 2021. Quarterly principal payments begin in August 2020.	30,000	30,000
	78,100	110,300
Payable to Associates	67,239	64,732
	$ 145,339	$ 175,032

Subordinated Liabilities mature as follows at December 31:

2019	$ 45,285
2020	35,500
2021	28,084
2022	11,527
2023	11,517
Thereafter	13,426
	$ 145,339

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2018 and 2017, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

(In Thousands, Except Share and Per Share Amounts)

13. Income Taxes

(a) Deferred Income Tax

The major deferred tax items are as follows:

	2018	2017
Deferred Tax Assets:		
Deferred Compensation Plans	$ 22,000	$ 24,242
Accrued Expenses and Reserves	26,280	16,030
Net Operating Loss	345	283
Carryforwards	-	4,075
Other	1,336	1,285
	49,961	45,915
Deferred Tax Liabilities:		
Goodwill and Intangibles	3,159	3,052
Depreciation and Fixed Asset Gain/Loss	11,588	7,389
Section 481(a) Adjustment	30,614	46,614
Investments	598	1,075
Other	780	215
	46,739	58,345
Deferred Tax Asset/(Liability), Net	$ 3,222	$ (12,430)

No valuation allowance is required as management believes it is more-likely-than-not that the deferred tax assets are realizable.

(b) Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2015 and the state and local tax returns for the years prior to 2014 are no longer subject to examination by income tax authorities, unless subsequently amended.

(In Thousands, Except Share and Per Share Amounts)

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company classifies interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

14. Stockholders' Equity

As of December 31, 2018 and 2017, the Company had 26,454,488 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the years ended December 31, 2018 and 2017.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2018 or 2017. The shares of the Company are subject to strict transfer restrictions.

On each of January 10, 2018, March 27, 2018, June 21, 2018, October 11, 2018 and December 3, 2018, the Company declared dividends totaling $129,630 ($4.9001 per share of common stock) to BFC. The dividends were paid on January 12, 2018, March 29, 2018, June 22, 2018, October 15, 2018 and December 4, 2018, respectively, and are included in Retained Earnings on the Consolidated Statements of Financial Condition.

On each of March 3, 2017, April 25, 2017, September 5, 2017 and December 20, 2017, the Company declared dividends totaling 20,000 ($0.756 per share of common stock) to BFC. The dividends were paid on March 15, 2017, June 16, 2017, September 15, 2017 and December 21, 2017 respectively, and are included in Retained Earnings on the Consolidated Statements of Financial Condition.

15. Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Robert W. Baird & Co. Incorporated Profit Sharing and 401(k) Savings Plan. The 401(k) Savings Plan complies with Section 401(k) of the Internal Revenue Code. Effective in 2018, the Company matches 100% of the first three thousand dollars contributed by each eligible participant annually. In 2017, the Company matched 100% of the first two thousand dollars contributed by each eligible participant.

(In Thousands, Except Share and Per Share Amounts)

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan (BCPP), the Baird (FADCP) and the Baird Long Term Incentive Plan (LTIP). The BCPP no longer grants awards and all balances in the BCPP Plan are fully vested. For services performed, the FADCP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. The balance payable to associates under the above plans was $115,558 and $121,503 as of December 31, 2018 and 2017, respectively, and is included in Accounts Payable, Accrued Expenses and Other Liabilities and Subordinated Liabilities on the Consolidated Statements of Financial Condition, of which approximately $18,395 and $16,408 is vested as of December 31, 2018 and 2017, respectively.

Associates have the ability to allocate their awards in the above plans among several investment options, including certain Affiliated Funds. The Company elects to invest directly as a principal in investments, which are directly related to the Company's obligations under the respective deferred compensation plan and are included in Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition.

The Company has established an allowance to reserve for forfeitures of awards in the FADCP and LTIP plans of $2,182 and $1,305, respectively as of December 31, 2018 and 2017 and are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition. In determining the allowance, management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be materially different than the recorded amounts.

Certain BCPP participants own restricted stock units (RSUs). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan.

(In Thousands, Except Share and Per Share Amounts)

16. Private Equity Consolidation

The following presents information about the recorded value of the assets, liabilities and equity of the partnerships which are consolidated and included on the Consolidated Statements of Financial Condition. The noncontrolling interests represents the portion of net assets not owned by the Company. As of December 31, 2018, there were no partnerships consolidated by the Company.

	2017
Assets:	
Cash Held by Baird Private Equity Partnerships	$ 412
Other Assets	23
Total Assets	$ 435
Liabilities and Partners' Equity:	
Accounts Payable, Accrued Expenses and Other Liabilities	$ 32
Total Liabilities	32
Partners' Equity Attributable to the Company	45
Partners' Equity Attributable to Noncontrolling Interests in Baird Private Equity Partnerships	358
Total Partners' Equity	403
Total Liabilities and Partners' Equity	$ 435

(In Thousands, Except Share and Per Share Amounts)

Certain Baird Private Equity Partnerships are not consolidated pursuant to the accounting rules disclosed in the consolidation section of footnote 2, *Summary of Significant Accounting Policies*. The Company's investment in unconsolidated partnerships was $1,067 and $2,083 at December 31, 2018 and December 31, 2017, respectively, which is included within Securities Owned, at Fair Value on the Consolidated Statements of Financial Condition. Net assets of the partnerships not consolidated were $204,000 and $223,000 at December 31, 2018 and 2017, respectively. These partnerships were determined not to consolidate as the general partner (an affiliate) was not the primary beneficiary. The Company's economic interest in these partnerships range from 0.2% to 1% as of December 31, 2018 and December 31, 2017, respectively. In addition to the Company's economic interest, the Company also has management fee arrangements from the investment advisory services it provides to VIEs. The Company's maximum exposure to loss represents the Company's interest in unconsolidated partnerships and amounts due on open commitments in Baird private equity partnerships.

Refer to footnote 4, *Related Party Transactions* for further detail.

The Company has a controlling interest in limited liability companies that serve as general partners in various partnerships. The Company has committed a total of $3,030 in amounts generally ranging up to $794 to fourteen different private equity partnerships. As of December 31, 2018, the Company has invested $2,398 of committed amounts.

17. Baird UK

The Company reports the results of its investment in Baird UK using the equity method of accounting. At December 31, 2018 and 2017, the Company's investment in Baird UK Ltd. was $22,671 and $36,997 respectively, and is included in Other Assets on the Consolidated Statements of Financial Condition.

(In Thousands, Except Share and Per Share Amounts)

18. Commitments and Contingencies

(a) Leases

The Company occupies office space and leases equipment under cancelable and non-cancelable operating lease arrangements. These lease arrangements include escalating clauses which are recognized on a straight-line basis over the life of the lease. Capital leases consist of computers, servers and other computer related items. Future minimum lease payments are as follows:

	Capital	Operating	Total
2019	$ 325	$ 35,697	$ 36,022
2020	296	33,121	33,417
2021	66	28,630	28,696
2022	27	27,117	27,144
2023	-	23,243	23,243
Thereafter	-	112,973	112,973
	714	$ 260,781	$ 261,495
Less amounts representing interest	(27)		
Present value of minimum lease payments	$ 687		

The capital lease obligation, which is recorded in Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statements of Financial Condition, was $687 and $240 at December 31, 2018 and 2017, respectively.

(b) Other

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2018, the estimated aggregate range of possible loss related to these matters is from $0 to $2,700 in excess of the accrued reserve. As of December 31, 2017, the estimated aggregate range of possible loss related to these matters was from $0 to $6,219 in excess of the amount the Company has reserved.

(In Thousands, Except Share and Per Share Amounts)

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2018 and 2017 were not material.

The Company is a member of numerous exchanges and clearinghouses. Clearing deposits are included within Deposits with Clearing Organizations on the Consolidated Statements of Financial Condition. Under the membership agreements, members are generally required to guarantee performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statements of Financial Condition for these arrangements.

19. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate clients' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities. The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions, and pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2018 and 2017, the fair value of securities accepted as collateral was $214,921 and $419,760 respectively, of which, $0 was re-pledged to other counterparties as of December 31 2018 and 2017.

All reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and substantially all securities borrowed and securities lending transactions are transacted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty.

(In Thousands, Except Share and Per Share Amounts)

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2018:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Financial Instruments[2]	Amounts Not Offset on the Consolidated Statement of Financial Condition: Collateral Received/ Pledged[3]	Net Amounts
Assets:						
Securities Purchased Under Agreements to Resell	$ 2,331	$ -	$ 2,331	$ -	$ (2,331)	$ -
Deposits Paid on Securities Borrowed	215,235	-	215,235	-	(212,590)	2,645
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 511,394	$ -	$ 511,394	$ -	$ (511,394)	$ -
Deposits Received on Securities Loaned	1,524	-	1,524	-	(1,471)	53

(In Thousands, Except Share and Per Share Amounts)

The table below reconciles the gross amounts of assets and liabilities on these transactions on the Consolidated Statements of Financial Condition to the net exposure to the Company, considering all effects of legally enforceable master netting agreements as of December 31, 2017:

	Gross Amounts[1]	Amounts Offset on the Consolidated Statement of Financial Condition	Net Amounts Presented on the Consolidated Statement of Financial Condition[1]	Amounts Not Offset on the Consolidated Statement of Financial Condition		Net Amounts
				Financial Instruments[2]	Collateral Received/ Pledged[3]	
Assets:						
Securities Purchased Under Agreements to Resell	$ 2,640	$ -	$ 2,640	$ -	$ (2,640)	$ -
Deposits Paid on Securities Borrowed	425,016	-	425,016	-	(417,120)	7,896
Liabilities:						
Securities Sold Under Agreements to Repurchase	$ 663,925	$ -	$ 663,925	$ -	$ (663,925)	$ -
Deposits Received on Securities Loaned	1,793	-	1,793	-	(1,737)	56

(1) Amounts include all financial instruments, regardless of whether there is a legally enforceable master netting agreement in place. The Company reports gross assets and liabilities on the Consolidated Statements of Financial Condition.

(2) Amounts relate to master netting arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statements of Financial Condition, unless there is an event of default.
Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statements of Financial Condition, unless there is an event of default.

(In Thousands, Except Share and Per Share Amounts)

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2018:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 20,715	$ 393,013	$ 413,728
Municipal Obligations	53,838	13,668	67,506
Corporate Obligations	7,943	22,217	30,160
Total Securities Sold Under Agreements to Repurchase	$ 82,496	$ 428,898	$ 511,394
Deposits Received on Securities Loaned			
Equity Securities	$ 1,524	$ -	$ 1,524

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2017:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 29,469	$ 378,217	$ 407,686
Municipal Obligations	19,140	21,619	40,759
Corporate Obligations	95,532	119,948	215,480
Total Securities Sold Under Agreements to Repurchase	$ 144,141	$ 519,784	$ 663,925
Deposits Received on Securities Loaned			
Equity Securities	$ 1,793	$ -	$ 1,793

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledges as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

20. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral or to reduce security positions when necessary. Such collateral is not reflected on the Consolidated Statements of Financial Condition.

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include To Be Announced (TBA) mortgage backed securities, as well as securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of clients, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. The credit risk for TBAs, options, and when-issued securities is limited to the unrealized fair valuation gains and losses recorded on the Consolidated Statements of Financial Condition. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

In addition, the Company has sold securities that it does not currently own (securities sold, not yet purchased) and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations on the Consolidated Statements of Financial Condition at December 31, 2018 and 2017, at fair values of the related securities and will incur a loss if the fair value of the securities increases.

(In Thousands, Except Share and Per Share Amounts)

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations. The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. In particular, these instruments may be used as hedges against long or short inventory positions to mitigate security price risk. The Company did not have open futures or options positions as of December 31, 2018 and 2017.

21. Federal Deposit Insurance Corporation

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

22. Subsequent Events

The Company evaluated its Consolidated Statements of Financial Condition for subsequent events through February 26, 2019, the date that the financial statements were available to be issued. On January 8, 2019 the Company declared a dividend of $23,000 ($0.8694 per share of common stock) to BFC. The dividend was paid on January 9, 2019. On February 12, 2019, the Company declared a dividend of $15,000 ($0.5670 per share of common stock) to BFC. The dividend was paid on February 13, 2019.